Exhibit 99.1

China Yuchai International To Pay Cash Dividend for FY2009
on March 30, 2010

Singapore, Singapore – March 5, 2010 – China Yuchai International Limited (NYSE: CYD) (the “Company”) announced today that further to its announcement of its unaudited 2009 financial results on February 25, 2010, a cash dividend of US$0.25 per ordinary share for the year ended December 31, 2009 has been declared by its Board of Directors. This cash dividend will be paid on March 30, 2010, to shareholders of record as of the close of business on March 19, 2010.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2009, GYMCL sold 467,899 diesel engines and was consistently ranked No. 1 in unit sales by the China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

dixon.chen@grayling.com